Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
Suite 855, 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2	Date of Material Change

December 1, 2021

Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through a newswire company in Canada on December 1, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On December 1, 2021, the Company announced its investment in Titan.IO, Inc., a cutting-edge blockchain software company and the creator of Lumerin, a next generation decentralized mining marketplace where hashpower can be bought and sold using tokens.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated December 1, 2021.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

December 1, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

December 1, 2021

HIVE Announces Investment in Titan, Leading Blockchain Software Company

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V: HIVE) (Nasdaq: HIVE) (FSE: HBF) (the "Company" or "HIVE") is pleased to announce its investment in Titan.IO, Inc. ("Titan"), a cutting-edge blockchain software company and the creator of Lumerin, a next generation decentralized mining marketplace where hashpower can be bought and sold using tokens.

Today Titan offers software which helps Bitcoin miners increase their efficiency and scalability at a flat, low cost. It also operates the Titan Mining Pool, which recently surpassed 3 Exahash of Bitcoin mining capacity.

Titan has also announced a disruptive decentralized hashpower routing protocol named Lumerin. The open source Lumerin Protocol is a peer-to-peer solution that enables the exchange of hashpower through smart contracts, making crypto mining hashpower tradable and liquid.

The Lumerin Protocol will allow companies and individuals to buy, sell, and deliver hashpower, achieving decentralization through free market dynamics. Furthermore, the Lumerin Protocol will make Bitcoin hashpower a tradable, liquid financial asset, unlocking mining profitability and providing greater access to capital and hedging strategies.

The investment in Titan has been structured as a share exchange where HIVE will issue to Titan securities consisting of shares and warrants having a value of USD $5 million at CAD $6/share, the same terms as the recently-announced private placement. Titan will issue to HIVE common shares in an amount representing 10% of the outstanding equity of Titan. The transaction is pending TSX Venture Exchange approval.

Other investors in Titan include Coinbase Ventures and Fenbushi Capital.

HIVE's investment in Titan will mark the Company's fourth equity investment of the year. Previous investments include DeFi Technologies, Network Media Group, and a seed investment in Tokens.com.

HIVE Executive Chairman Frank Holmes strongly endorses the Titan team, stating: "We're backing an extremely strong technological team at Titan, led by expert 15-year veteran software coder CEO Ryan Condron. We were also impressed by Matthew Roszak, co-founder and chairman of Bloq, a leading enterprise software blockchain company. And co-founder Jeff Garzik was an early Bitcoin core developer. HIVE wants to participate in growth in the blockchain ecosystem such as mining software, transparent pools and innovative new tokens, and this is another strategic way to do that. We look forward to working with Titan to capture new opportunities as Bitcoin mining power shifts from China to North America."

Ryan Condron, Titan's CEO and Co-Founder, echoed Frank's sentiment. "We're very excited to be partnering with HIVE. We founded Titan in order to maximize the optimization and decentralization of mining at any scale. In that journey, we have greatly appreciated HIVE's expertise and leadership in the mining space. We look forward to working with them to maximize mining efficiency and transform hashpower into a global tradeable commodity using the Lumerin Protocol."

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a 100% green energy focus and an ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HOLD both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

About Titan

Titan provides powerful software and services for crypto mining at scale and now offers the first enterprise- grade mining pool. The Lumerin Protocol is a peer-to-peer solution that makes Bitcoin hashpower a tradable, liquid financial asset, unlocking mining profitability and providing greater access to capital. Titan was founded in September 2018 by Ryan Condron, Jeff Garzik, and Matthew Roszak. For more information, please visit Titan.io and Lumerin.io and follow us on Twitter at @Titan_Mining.

For further information please contact:

Lewis Farrell

lewis@titan.io

(650) 485-9912

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about the outcomes of the strategic investment in Titan.io; potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, if the strategic investment with Titan.io is not as successful as the Company hopes that it will be; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company dated and other documents disclosed under the Company's filings at www.sedar.com.

This news release also contains "financial outlook" in the form of gross mining margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance and should not be used as such. The gross mining margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company's Management Discussion and Analysis for the fiscal year ended March 31, 2021, which assumptions are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.